QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: May 27, 2004
	By	/s/ NORIE CAMPBELL Name: Norie Campbell Title: Vice President, Legal

        2nd Quarter    •    2004    •    Report to Shareholders     •    Six months ended April 30, 2004

TD Bank Financial Group Delivers
Another Strong Quarter

SECOND QUARTER FINANCIAL HIGHLIGHTS

  •
  On a reported basis1, diluted earnings per share were $.74, compared with loss per share of $.46 for the second quarter last year.

  •
  Diluted earnings per share before amortization of intangibles2 were $.90, compared with loss per share of $.26 for the second quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 16.5%, compared with (10.5)%, for the second quarter last year.

  •
  Return on total common equity before amortization of intangibles for the quarter was 20.1%, compared with (6)% for the second quarter last year.

  •
  Reported net income was $511 million for the quarter, compared with reported net loss of $273 million for the same quarter last year.

  •
  Net income before amortization of intangibles was $618 million, compared with net loss of $146 million for the same quarter last year.

The diluted earnings per share figures above include the following:

  •
  a non-core portfolio sectoral provision release of $130 million after-tax, (20 cents per share);

  •
  a general reserve release of $43 million after-tax (6 cents per share);

  •
  interest on income tax refund of $20 million after-tax, (3 cents per share);

  •
  a contingent litigation provision of $195 million after-tax, ((29) cents per share);

  •
  the impact of Accounting Guideline 13 (AcG-13) resulting in a loss of $17 million after-tax, ((3) cents per share).

        TORONTO, May 27, 2004 — TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2004. Results for the quarter reflect continued earnings growth in Personal and Commercial Banking and strong results in Wealth Management and Wholesale Banking.

        "Once again we delivered excellent operating performance across the Bank with all three businesses making significant contributions to earnings in the second quarter," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "This quarter's success clearly confirms that our senior management team and employees stand unified behind successful business strategies." Clark also noted that the Bank's Tier 1 capital position climbed to 11.9% for the quarter, up from 10.5% at the end of fiscal 2003.

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Personal and Commercial Banking

        Personal and Commercial Banking delivered double-digit earnings growth for the sixth consecutive quarter, with earnings up 17% compared with the same quarter last year. Good volume growth in real estate secured lending, insurance and TD Visa combined to deliver an exceptional quarter.

        TD Meloche Monnex showed earnings progress in the second quarter through strong volume growth and improved loss rates. The acquisition of the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group closed on April 1 and did not have a significant impact on earnings this quarter.

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
To provide greater clarity, we have improved the descriptor "operating cash basis" that we previously used and now refer to this measure as "earnings before amortization of intangibles". Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

        "I am extremely pleased with the continued success at TD Canada Trust over the last several quarters," said Clark. "Personal and Commercial Banking has consistently delivered solid income growth despite an environment marked by intense competition and sustained margin compression."

        The Laurentian Bank branch acquisition in Ontario and Western Canada added one percentage point to revenue growth in the segment in the second quarter and integrations are on track. The Bank expects to complete the Laurentian branch integrations in the third quarter.

        This quarter saw higher than normal expense growth, a reflection of the Laurentian and Liberty Mutual acquisitions. This does not reflect a change in the commitment to lower Personal and Commercial Banking's cost base over the long term. Overall expenses were up 7% for the quarter, although the efficiency ratio improved slightly to 59.4%, from 59.7% for the same quarter last year.

Wealth Management

        The Bank's Wealth Management business delivered another quarter of strong performance. Continued robust trading volumes and stable market levels created a positive environment for the Bank's integrated wealth management business. Higher marketing expenses from TD Waterhouse USA this quarter resulted in slightly lower earnings versus the first quarter.

        "The integrated wealth management strategy is clearly on track and performing well," explained Clark. "This quarter saw strong broad-based earnings performance across discount brokerage, investment advice and mutual funds."

        TD Mutual Funds posted a particularly strong quarter, bolstered by a successful RRSP season. With back-to-back strong quarters, TD Mutual Funds now holds the industry's number two net sales position for fiscal 2004. April established another record for mutual fund assets under management at $34 billion.

Wholesale Banking

        Wholesale Banking translated favourable capital markets into strong earnings performance this quarter. Led by robust equity markets as well as continued improvements in credit quality, TD Securities posted a strong quarter. TD Securities' results also benefited from securities gains realized in its equity investments portfolio.

        "Wholesale Banking delivered better than expected results for the second consecutive quarter by capitalizing on the continued strength of the capital markets," said Clark. "Since Wholesale Banking results will always have some measure of dependence on market performance, it would be optimistic to expect this business to maintain the current pace for the remainder of the year."

Corporate

        The Bank added $195 million after-tax ($300 million pre-tax) to its legal contingent litigation reserves in the second quarter. The Bank has some situations in the non-core portfolio, the most notable of which is Enron, where it faces potential litigation. "I want to be clear that we remain comfortable that our actions in relation to Enron were entirely legal and consistent with market practices at the time," said Clark. "However, the reserve is a reflection of today's uncertain and difficult litigation environment and we feel it is prudent to recognize that at some point, it may well be expedient to settle and put these issues behind us."

        Hedge accounting guideline change AcG-13, introduced in November 2003 requires the Bank to mark-to-market the credit protection on its corporate loan book while not marking-to-market the loan book itself, and as a result, the Bank recorded a 3 cent per share loss this quarter. The Bank expects that AcG-13 will result in some periodic profit and loss volatility, particularly as related to credit protection, but this volatility is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking.

        Continued improvements in credit quality resulted in a release of $130 million after-tax ($200 million pre-tax) in sectoral provisions and $43 million after-tax ($67 million pre-tax) in general provisions this quarter. The Bank also received $20 million after-tax ($31 million pre-tax) in interest on an income tax refund recorded in the second quarter.

Organizational announcement

        Ed Clark also announced organizational changes that will leverage the skills of the Bank's executive team. Michael Foulkes will assume leadership for TD Waterhouse International's operations as President and Chief Executive Officer TD Waterhouse International, based in the UK. Paul Douglas will take on leadership of the Commercial Bank as President Commercial Banking.

        "With our business strategies clearly articulated, it is critical that we have the right leadership team in place to effectively implement these strategies. Michael's experience in leading our technology and operations groups and, most recently, our commercial bank, ideally position him to lead our international wealth management business as it leverages our UK discount brokerage platform to continue to drive profitable growth. With the progress we've made on winding down our non-core corporate business, we are able to free Paul up to take on this new position. As the leader of our commercial bank, Paul will be able to leverage his in-depth credit knowledge and proven client relationship skills as we continue to aggressively build our commercial banking business," said Clark.

CONCLUSION

        "This was a very successful quarter because we have been able to buy back shares and set up reserves while still growing Tier 1 capital by eight per cent," said Clark. "This was possible because our businesses delivered strong results and because we effectively managed our capital. With two very solid quarters behind us, I am confident that we will continue to consistently execute against our strategies."

        (As reported Thursday, May 27, 2004)

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC, including the Bank's 2003 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies within a disciplined risk environment. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 32 of the Bank's 2003 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
Call the Shareholders Relations department at (416) 944-6367 or toll free at 1-866-756-8936 or e-mail tdshinfo@td.com.
Shareholder information is also available by calling toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397].

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Wednesday, March 23, 2005

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on May 27) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on May 27, 2004 at 3:30 p.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from May 27, 2004 to June 24, 2004. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21049196 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 11 to 20 of this Second Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. Previously the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings in 2003 was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure.

        The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach ensures comparable treatment with goodwill which is not amortized. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of earnings before amortization of intangibles to reported results (unaudited)

	For the three months ended		For the six months ended
	April 30 2004	April 30 2003	April 30 2004	April 30 2003
	(millions of dollars)
Net interest income	$1,484	$1,445	$2,960	$2,835
Provision for (reversal of) credit losses	(192)	98	(296)	210
Other income	1,285	968	2,598	2,137
Non-interest expenses	2,109	2,365	3,864	4,110

Income (loss) before provision for income taxes and non-controlling interest	852	(50)	1,990	652
Provision for income taxes	211	73	544	272
Non-controlling interest	23	23	46	46

Net income (loss) before amortization of intangibles and preferred dividends	$618	$(146)	$1,400	$334
Amortization of intangibles, net of income taxes	107	127	286	260

Net income (loss)	$511	$(273)	$1,114	$74
Preferred dividends	21	22	42	45

Net income (loss) applicable to common shares — reported basis	$490	$(295)	$1,072	$29

Basic net income (loss) per common share — reported basis	$.74	$(.46)	$1.63	$.04
Diluted net income (loss) per common share — reported basis	.74	(.46)	1.62	.04
Basic net income (loss) per common share — before amortization of intangibles	.91	(.26)	2.07	.45
Diluted net income (loss) per common share — before amortization of intangibles	.90	(.26)	2.05	.44

Certain comparative amounts have been reclassified to conform with current period presentation.

Net Income (Loss)

        Reported net income was $511 million for the second quarter, compared with a net loss of $273 million in the same quarter last year. Reported basic and diluted earnings per share were $.74, compared with a loss per share of $.46 in the same quarter last year. Reported return on total common equity, on an annualized basis was 16.5% for the quarter compared with (10.5)% last year.

        Net income before amortization of intangibles for the second quarter was $618 million, compared with a net loss of $146 million for the same quarter last year. Basic earnings per share before amortization of intangibles were $.91, compared with a loss per share of $.26 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $.90 for the quarter, compared with a loss per share of $.26 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 20.1% for the quarter as compared with (6.0)% last year.

        For the six months ended April 30, 2004, reported net income was $1,114 million, compared with $74 million in the same period last year. Reported basic earnings per share were $1.63 for the six months ended April 30, 2004, compared with $.04 in the same period last year. Reported diluted earnings per share were $1.62 for the six months ended April 30, 2004, compared with $.04 in the same period last year. Reported return on total common equity, on an annualized basis was 18.2% for the six months ended April 30, 2004, compared with .5% last year.

        Net income before amortization of intangibles for the six months ended April 30, 2004 was $1,400 million, compared with $334 million for the same period last year. Basic earnings per share before amortization of intangibles were $2.07 for the six months ended April 30, 2004, compared with $.45 in the same period last year. Diluted earnings per share before amortization of intangibles were $2.05 for the six months ended April 30, 2004, compared with $.44 in the same period last year. Return on total common equity before amortization of intangibles, on an annualized basis was 23.1% for the six months ended April 30, 2004 as compared with 5.1% last year.

Economic Profit and Return on Invested Capital

        The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less preferred dividends and a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles less preferred dividends, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's economic profit and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit (loss) and net income (loss) before amortization of intangibles

	For the three months ended		For the six months ended
	April 30 2004	April 30 2003	April 30 2004	April 30 2003
	(millions of dollars)
Average common equity	$12,058	$11,484	$11,839	$11,520
Average cumulative amount of goodwill/intangible amortization, net of income taxes	2,791	2,391	2,727	2,326
Average invested capital	$14,849	$13,875	$14,566	$13,846
Rate charged for invested capital	10.7%	10.9%	10.7%	10.9%
Charge for invested capita1[1]	390	395	775	776
Net income (loss) before amortization of intangibles less preferred dividends	597	(168)	1,358	289
Economic profit (loss)[1]	$207	$(563)	$583	$(487)
Return on invested capita1[1]	16.4%	(5.7)%	18.7%	3.8%
1
Includes a charge of $26 million after-tax for the past amortization of goodwill that became impaired during the second quarter of 2003.

Net Interest Income

        Net interest income on a reported basis was $1,484 million this quarter, an increase of $39 million from the same quarter last year. The increase in net interest income related to growth in margin lending in Wealth Management and increased business in Personal and Commercial Banking primarily as a result of the acquisition of Laurentian Bank branches. Net interest income related to Wholesale Banking also increased within the trading business but was partially offset by reduced net interest income in the lending portfolio.

        For the six months ended April 30, 2004, net interest income on a reported basis was $2,960 million, an increase of $125 million from the same period last year. The increase in net interest income primarily related to Wholesale Banking where there were numerous factors contributing to the increase and included the mix of interest earning securities and derivatives within the various businesses of Wholesale Banking. The increase was partially offset by reduced net interest income in the lending portfolio as result of reduced assets. Net interest income from margin lending in Wealth Management also contributed to the increase. In addition, results from recently acquired Laurentian branches in Personal and Commercial Banking added to growth. Real estate secured and consumer lending businesses also experienced increases in business activity.

        Beginning in fiscal 2004, the Bank no longer discusses net interest income on a taxable equivalent basis (TEB) at the total Bank level, as it is not useful at that level. However, on a segmented basis, the Bank continues to report net interest income on a taxable equivalent basis. For further details, see the introductory discussion in the Bank's Management's Discussion and Analysis of TD's Businesses on page 9.

Other Income

        Other income on a reported basis was $1,285 million for the quarter, an increase of $317 million or 33% from the same quarter last year.

        The rise in other income reflected an increase in self-directed brokerage revenues of $91 million or 45% compared with the same quarter a year ago. Average trades per day increased 62% to 126,000 from 78,000 a year ago. Full service brokerage revenue increased $23 million from the same period in the prior year due to increased business volumes. Mutual fund management fees also increased by $26 million as a result of an increase in assets under management relating to higher sales volumes and stronger markets. In the second quarter of 2003, the Bank recorded write downs of $39 million in other income as a result of other than temporary impairments in certain international wealth management joint ventures. There were no such write downs in the second quarter of 2004.

        The investment securities portfolio realized net gains of $59 million this quarter compared with a net loss of $23 million in the same quarter last year. The improvement is largely a result of stronger market conditions. Overall, the investment securities portfolio had a surplus over its book value of $405 million compared with $369 million at the end of 2003. Capital market revenues (which includes revenues from mergers and acquisitions, underwriting and equity sales commissions) increased $28 million compared with the same quarter a year ago, reflecting stronger new issuance activity, higher trading volumes and improved market share. In addition, losses on derivative and loan sales in the non-core lending portfolio decreased from $31 million last year to a positive $15 million this quarter, a result of improved credit conditions which have resulted in higher market valuations of the remaining derivative positions and loans sold during the quarter. However, trading income reported in other income decreased by $84 million compared with the same quarter last year, due to the change in mix between net interest income and trading income within the trading business. Corporate credit fees also decreased by $28 million or 42%. In addition, the Bank incurred $27 million of losses, net of accrual costs due to the credit default swap protection losses that resulted from the adoption of the new accounting guideline on hedging relationships (see Note 1 of the Consolidated Interim Financial Statements). Despite the asymmetrical accounting treatment which requires the credit protection to be carried at fair value, while the loans are reported on an accrual basis, the Bank monitors the economic position in total and notes that the loss on the credit default swaps is mitigated by theoretical appreciation in the loans being hedged.

        As a result of higher levels of securitized assets, income from loan securitizations increased by $53 million compared with a year ago. Also, insurance revenues increased by $46 million or 47% compared with the same quarter last year, primarily due to higher business volume growth and lower claims, whereas card services decreased by $13 million or 20% due to higher securitized assets.

        For the six months ended April 30, 2004, other income on a reported basis was $2,598 million, an increase of $461 million or 22% from the same period last year.

        The increase in other income reflected an increase in self-directed brokerage revenues of $147 million or 34% compared with the same period a year ago. The impact of higher business volumes in full service brokerage resulted in an increase in revenue of $37 million from the same period last year. In addition, growth in mutual fund management fees was $36 million from the same period a year ago. For the six months ended April 30, 2003, the Bank recorded write downs of $39 million in certain international wealth management joint ventures as discussed above for the quarter. There were no such write downs in the first and second quarters of 2004.

        The investment securities portfolio realized net gains of $104 million for the six months ended April 30, 2004 compared with a net loss of $18 million in the same period last year largely as a result of market conditions. For the six months ended April 30, 2004, capital market revenues increased $53 million compared with the same period a year ago, reflecting stronger equity markets. In addition, losses on derivative and loan sales decreased from $81 million last year to a positive $12 million for the six months ended April 30, 2004. However, trading income reported in other income for the six months ended April 30, 2004 decreased by $162 million due to the change in mix between net interest income and trading income within the trading business. Corporate credit fees decreased by $58 million and the Bank also incurred $46 million of losses, net of accrual costs related to the adoption of the new hedging guideline for the six months ended April 30, 2004.

        Income from loan securitizations for the six months ended April 30, 2004 increased by $117 million compared with the same period a year ago. Also, insurance revenues increased by $65 million or 34% whereas card services decreased by $30 million or 23% as compared with the same period last year due to higher securitized assets.

Non-Interest Expenses

        Expenses before amortization of intangibles for the quarter decreased by $256 million to $2,109 million from the same quarter last year. The decline in expenses is primarily a result of $624 million of goodwill write downs and $87 million of restructuring costs included in prior period figures that related to the international unit of the Bank's wealth management business and the Bank's U.S. equity options business in Wholesale Banking. The decrease is partially offset by an increase in expenses in Corporate due to the recognition of $300 million of losses relating to contingent litigation reserves in the second quarter 2004. Expenses also increased from costs associated with the processing of additional business volumes and higher mutual fund trailer payments in Wealth Management. In addition, costs associated with the acquisition of the Laurentian branches and growth in the insurance business contributed to the increase. On a reported basis, expenses decreased by $293 million for the quarter from a year ago to $2,271 million. In the second quarter 2004, the impact of the amortization of intangibles on the Bank's reported before tax expenses was $162 million compared with $199 million in the same quarter a year ago.

        The Bank's efficiency ratio before amortization of intangibles improved to 76.2% in the current quarter from 98.0% in the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 59.4% this quarter, compared with 59.7% a year ago. On a reported basis, the Bank's overall efficiency ratio improved to 82.0% from 106.3% in the same quarter a year ago.

        For the six months ended April 30, 2004, expenses before amortization of intangibles decreased by $246 million to $3,864 million from the same period last year. The decrease in expenses is mainly due to goodwill impairment and restructuring costs recorded by the Bank in the prior year as discussed above. Partially offsetting the decrease was an increase in expenses in Corporate due to the recognition of $300 million of losses relating to contingent litigation reserves in the second quarter 2004. Also, expenses in Wealth Management increased as a result of higher business volumes in Discount Brokerage, Investment Advice and Financial Planning. In addition, the higher level of mutual fund assets under management resulted in an increase in trailer payments to sellers of the funds. Expenses in Personal and Commercial Banking also increased due to business growth with the acquisition of Laurentian branches and the acquisition of the Canadian personal property and casualty operations of Liberty Mutual Group. On a reported basis, expenses for the six months ended April 30, 2004 decreased by $325 million from the same period a year ago to $4,196 million. For the six months ended April 30, 2004, the impact of the amortization of intangibles on the Bank's reported before tax expenses was $332 million, compared with $411 million in the same period last year.

        The Bank's efficiency ratio before amortization of intangibles for the six months ended April 30, 2004 improved to 69.5% from 82.7% in the same period a year ago. On a reported basis, the Bank's overall efficiency ratio for the six months ended April 30, 2004 improved to 75.5% from 90.9% in the same period a year ago.

Taxes

        On a reported basis, the effective tax rate was 22.6% for the quarter. The Bank's effective tax rate based on earnings before amortization of intangibles was 24.8% for the quarter. In the second quarter of 2003, the Bank's effective tax rates were impacted by the goodwill and joint venture write downs. As portions of these write downs are not tax-effected for reporting purposes, the provision for income taxes as a percentage of pre-tax income is negative and therefore not considered a meaningful measure for the three months ended April 30, 2003.

        The Bank's effective tax rate on a reported basis was 30.0% for the six months ended April 30, 2004, compared with 50.2% in the same period a year ago. Based on earnings before amortization of intangibles, the effective tax rate was 27.3% for the six months ended April 30, 2004, compared with 41.7% in the same period a year ago. As noted above, portions of the write downs recorded in the prior year are not tax-effected which resulted in an unusually high effective tax rate in the prior year.

Balance Sheet

        Total assets were $312 billion at the end of the second quarter 2004, $39 billion or 14% higher than October 31, 2003. Increased positions in investment and trading securities represented $8 billion and $11 billion of the increase, respectively. Securities purchased under resale agreements also represented $12 billion of the increase. Personal loans, including securitizations, increased by $5 billion from year end to reach $54 billion. At the end of the second quarter, residential mortgages, including securitizations, increased $1 billion from year end to $73 billion. Bank-originated securitized assets not included on the balance sheet amounted to $19 billion, unchanged from year end.

        Wholesale deposits increased by $22 billion and securities sold short or under repurchase agreements increased by $6 billion as compared with October 31, 2003. Personal non-term deposits increased by $6 billion while personal term deposits decreased by $1 billion.

        The Bank also enters into structured transactions on behalf of clients which results in assets being recorded on the Bank's Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at April 30, 2004, assets under such arrangements amounted to $15 billion compared with $13 billion as at October 31, 2003. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at April 30, 2004, compared with $6 billion as at October 31, 2003. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses

        During the second quarter 2004, the Bank recorded a $192 million reversal of credit losses, compared with a provision of $98 million in the same quarter last year. Conditions in the lending area have continued to improve from those at the time that the Bank took the sectorals, and as a result of these conditions and reduced exposures the Bank has released $200 million from sectorals. In addition, with improved conditions and the changed risk profile of the Bank, a $67 million general allowance reversal was recorded. This decrease was somewhat offset by provisions for credit losses recorded in Personal and Commercial Banking during the quarter of $87 million, including securitizations.

        For the six months ended April 30, 2004, the Bank recorded a $296 million reversal of credit losses, compared with a provision of $210 million in the same period last year. The decrease in the provision for credit losses for the six months ended April 30, 2004 primarily related to the release of $400 million in sectoral allowances previously established for the non-core lending portfolio and a general allowance reversal of $67 million.

Interest Rate Risk

        The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2004, an immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $49 million after-tax.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress scenarios with a base case that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is total liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As at April 30, 2004, the Bank's consolidated surplus liquid asset position up to 90 days was $10.8 billion, compared with a surplus liquid asset position of $8.7 billion on October 31, 2003. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter general market risk VaR usage for the three and six months ended April 30, 2004, as well as for the fiscal 2003 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three and six months ended April 30, 2004, daily net trading revenues were positive for 93.9% and 96.2% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended	For the three months ended	For the six months ended	For the twelve months ended
	Apr. 30, 2004 As at	Apr. 30, 2004 Average	Apr. 30, 2004 Average	Oct. 31, 2003 Average
	(millions of dollars)
Interest rate risk	$(8.9)	$(8.7)	$(10.0)	$(17.0)
Equity risk	(5.6)	(5.1)	(6.3)	(6.8)
Foreign exchange risk	(2.7)	(2.0)	(2.0)	(2.9)
Commodity risk	(.6)	(.9)	(.9)	(.9)
Diversification effect	7.3	6.1	6.5	10.2

General Market Value at Risk	$(10.5)	$(10.6)	$(12.7)	$(17.4)

Capital

        As at April 30, 2004, the Bank's Tier 1 capital ratio was 11.9%, compared with 10.5% at October 31, 2003. Risk-weighted assets decreased by $6 billion or 5% compared with October 31, 2003, principally from reductions in risk-weighted assets from market risk. Effective February 1, 2004, the Office of the Superintendent of Financial Institutions has approved phased implementation of the Bank's Interest Rate Specific Risk VaR model for the calculation of regulatory capital. This replaces the Bank for International Settlements standardized model approach. Interest Rate Specific Risk VaR is a measure of the potential loss associated with trading positions due to a credit rating change or credit default. Tier 1 capital increased by $1 billion or 8% compared with October 31, 2003. Tier 1 capital increases were achieved notwithstanding repurchasing common shares during the period of $263 million (see Note 5 of the Consolidated Interim Financial Statements).

        Also during the second quarter, the Bank announced that it would redeem all of its nine million outstanding Class A First Preferred Shares, Series H on May 3, 2004 at the price of $25.00 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking, and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section in the Bank's Management's Discussion and Analysis of Operating Performance on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 5 in Management's Discussion and Analysis of Operating Performance. Segmented information also appears in Note 6 of the Bank's Consolidated Interim Financial Statements.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions.

Personal and Commercial Banking

        Personal and Commercial Banking earnings were very strong this quarter driven by strong revenue growth and improved credit loss performance, partly offset by narrower net interest margin and higher expenses related to acquisitions and business volume growth. Net income before amortization of intangibles of $357 million for the second quarter increased by $51 million or 17% from the prior year. As net income grew faster than the 6% increase in average invested capital, return on invested capital improved from 18% last year to 20% this quarter. Economic profit of $190 million was generated during the quarter, an improvement of $39 million or 26% over last year.

        Revenue growth was $103 million or 7% over last year, a strong improvement over the 4% growth rate in the first quarter. The main contributors to the revenue increase over last year were the insurance business of TD Meloche Monnex, including the impact of the acquisition of the Canadian personal operations of Liberty Mutual Group effective April 1, 2004, the acquisition of branches from Laurentian Bank, strong growth in personal real estate secured lending and credit cards, as well as higher transaction-based fees. These areas of growth were partly offset by lower margins and a contraction in commercial lending.

        As compared with the same quarter last year (before the impact of the Laurentian branch acquisition), personal lending volume (including securitization), grew by $9 billion or 9%, primarily from real estate secured lending, and personal deposit volume grew $2 billion or 2%. Business deposits grew by $2 billion or 9% and originated gross insurance premiums grew by $102 million or 29% (before the impact of the acquisition from Liberty Mutual). Business loans and acceptances contracted by $2 billion or 9%. The acquisition of Laurentian Bank branches added $2 billion of lending volume and $2 billion of deposit volume. As of February 2004, personal market share (loans, deposits and mutual funds) was 21.1% up .05% from the second quarter of fiscal 2003. Absent the branch acquisition, market share would have declined by .27%. Customer satisfaction as measured by the retail branch Customer Satisfaction Index was 86.2%, relatively unchanged compared to both the prior quarter and the prior year.

        Margin on average earning assets decreased from 3.34% last year to 3.08% mainly as a result of narrower margins on deposits from a combination of competitive pricing, customers moving balances to higher rate accounts and the low interest rate environment. Each of these factors contributed to the margin decline in approximately equal amounts. The quarterly rate of decline in margin increased this quarter to .06% from .04% last quarter attributable to similar factors.

        Provision for credit losses (PCL) for the quarter decreased by $17 million or 16% compared with last year due to recoveries and allowance reversals in the commercial portfolio. PCL as a percent of annualized lending volume is currently at a cyclically low rate of .26% down from .34% last year.

        Expenses before amortization of intangibles increased by $57 million or 7% compared with last year. The main factors in the expense growth were the branch and insurance acquisitions, greater business volumes in TD Meloche Monnex and real estate secured lending as well as increased systems development projects. Underlying expenses were well managed as staffing levels continued to decrease and were down 900 full time equivalent from last year.

        The two acquisitions are on track with the integration of Laurentian branches into the TD Canada Trust network scheduled for next quarter and planning is well underway for the integration of the Liberty Mutual insurance operations with TD Meloche Monnex.

Wholesale Banking

        Net income was $167 million in the second quarter, an increase of $300 million from a net loss of $133 million in the second quarter of last year. The loss last year included an after-tax impact of $289 million related to the restructuring costs and goodwill impairment charges for the U.S. equity options business. The return on invested capital for the quarter was 28% compared with (19)% in the same quarter of last year. Economic profit for the quarter was $85 million compared with an economic loss of $231 million in the same quarter last year.

        Wholesale Banking's revenues are derived primarily from corporate lending, capital markets and investing activities. Revenue for the quarter was $587 million, compared with revenue of $483 million in the same quarter of last year. Corporate lending revenue was relatively flat compared with last year, while results in capital markets and investing improved significantly. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services were improved as strong equity markets contributed to higher underwriting fees, while strong equity trading volumes and increased market share bolstered facilitation and execution revenues. This was partially offset by lower trading-related revenue, particularly in our equity structured products businesses. Revenue from the equity investment portfolios strengthened relative to last year because of higher net security gains on improved market conditions, as write downs last year resulted in net security losses.

        Provisions for credit losses were $10 million in the quarter, an increase of $8 million from $2 million in the second quarter of 2003. Provisions for credit losses in the Wholesale Banking segment were modified last quarter and reclassified on a retroactive basis to include the cost of credit protection incurred in hedging the lending portfolio. The provision for credit losses of $10 million is attributed solely to costs of credit protection. The credit quality of the portfolio remains strong as there have been no credit losses in Wholesale Banking since the fourth quarter of 2002. Wholesale Banking currently holds $5.5 billion in notional credit default swap protection, an increase of $2.7 billion from the end of last quarter, as significant hedging activities were undertaken this quarter. Wholesale Banking continues to proactively manage the credit risk in Wholesale Banking and have achieved a significantly improved risk profile. The cost of credit protection included in this segment represents the accrual cost of this protection. The change in market value of this protection, in excess of the accrual cost, is reported in the Corporate segment.

        Risk-weighted assets (RWA) of the Wholesale Banking segment were $35 billion this quarter, a decrease of $13 billion compared with last year. This reduction was a result of a decrease in both market and credit risk. The reduction in market risk RWA is largely a result of the phased implementation of the new Interest Rate Specific VaR model (as discussed on page 8). The reduction in credit risk is a result of the impact of reduced lending assets and the purchase of credit protection.

        Expenses were $336 million compared with $716 million last year, which included $416 million relating to the restructuring costs and goodwill impairment charges for the U.S. equity options business. The remaining increase in expenses of $36 million is largely a result of higher variable compensation related to stronger performance in the capital markets businesses.

        This was another strong quarter for Wholesale Banking, building on the excellent results of the first quarter of this year. However, Wholesale Banking continues to be cautious in its outlook and results are not expected to continue at this level for the remainder of the year. Wholesale Banking continues to make progress on its long term strategies of increasing domestic market share, growing the global products business, strategically allocating capital within the segment, and strengthening credit and market risk management.

Wealth Management

        Wealth Management's net income before amortization of intangibles for the second quarter 2004 was $106 million, an improvement of $405 million from the same quarter last year. The increase over prior year resulted in large part from $334 million of pre-tax write downs and restructuring costs ($328 million after-tax) within TD Waterhouse International in the second quarter 2003. Also contributing to the increase were improvements in Discount Brokerage trading activity and, higher business volumes in Investment Advice and Mutual Funds. The return on invested capital for the quarter was 15% compared with (42)% for the same quarter last year. Economic profit for the quarter was $21 million compared with a loss of $421 million in the second quarter of 2003.

        Total revenue increased $225 million from the prior year to $708 million. The increase in revenue occurred due to overall increases in business volumes. Discount Brokerage trades per day for the quarter were 126,000, an increase of 62% from 78,000 a year ago. Mutual Funds experienced positive net sales in the quarter of $1.3 billion. Net sales for the same period in 2003 were $.2 billion.

        Expenses before the amortization of intangibles were $544 million in the second quarter, a decrease of $217 million from the prior year. The decrease was a result of $295 million in restructuring costs and goodwill impairment charges for TD Waterhouse International in the second quarter of 2003, partially offset by increases in expenses associated with the processing of additional business volumes and higher mutual fund trailer payments.

        Assets under management of $121 billion at April 30, 2004 increased $8 billion from October 31, 2003 due to the growth in the capital markets and positive net sales of mutual funds. Assets under administration totaled $295 billion at the end of the second quarter, increasing $28 billion from October 31, 2003 due to the improvement in the capital markets and the addition of new assets in our Discount Brokerage and advisory businesses.

Corporate

        During the second quarter, the Corporate segment reported net losses of $12 million. The results include a $200 million sectoral allowance release in the non-core lending portfolio ($130 million after-tax), and a $67 million general allowance release ($43 million after-tax). This was offset by losses in the non-core lending portfolio relating to contingent litigation reserves of $300 million ($195 million after-tax) and costs associated with treasury activities and net unallocated revenues, expenses and taxes.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

(unaudited)

	For the three months ended		For the six months ended
	April 30 2004	April 30 2003	April 30 2004	April 30 2003
	(millions of dollars)
Interest income
Loans	$1,691	$1,897	$3,454	$3,831
Securities
Dividends	221	205	410	358
Interest	685	736	1,458	1,432
Deposits with banks	123	36	243	82

	2,720	2,874	5,565	5,703

Interest expense
Deposits	920	1,055	1,910	2,188
Subordinated notes and debentures	78	51	158	106
Other obligations	238	323	537	574

	1,236	1,429	2,605	2,868

Net interest income	1,484	1,445	2,960	2,835
Provision for (reversal of) credit losses (Note 2)	(192)	98	(296)	210

Net interest income after provision for (reversal of) credit losses	1,676	1,347	3,256	2,625

Other income
Investment and securities services	654	482	1,265	986
Credit fees	76	100	167	218
Net investment securities gains (losses)	59	(23)	104	(18)
Trading income (loss)	(69)	15	(17)	145
Service charges	168	153	333	308
Loan securitizations (Note 3)	107	54	218	101
Card services	52	65	101	131
Insurance, net of claims	143	97	254	189
Trust fees	23	19	40	36
Other	72	6	133	41

	1,285	968	2,598	2,137

Net interest and other income	2,961	2,315	5,854	4,762

Non-interest expenses
Salaries and employee benefits	971	893	1,914	1,858
Occupancy including depreciation	150	153	297	305
Equipment including depreciation	137	156	257	323
Amortization of intangible assets	162	199	332	411
Restructuring costs (reversal)	(7)	87	(7)	87
Goodwill impairment	—	624	—	624
Other (Note 9)	858	452	1,403	913

	2,271	2,564	4,196	4,521

Income (loss) before provision for income taxes	690	(249)	1,658	241
Provision for income taxes	156	1	498	121

Income (loss) before non-controlling interest in subsidiaries	534	(250)	1,160	120
Non-controlling interest in net income of subsidiaries	23	23	46	46

Net income (loss)	511	(273)	1,114	74
Preferred dividends	21	22	42	45

Net income (loss) applicable to common shares	$490	$(295)	$1,072	$29

Average number of common shares outstanding (millions)
Basic	656.8	648.5	655.8	647.0
Diluted	662.0	652.2	660.9	651.0
Earnings (loss) per common share
Basic	$.74	$(.46)	$1.63	$.04
Diluted	.74	(.46)	1.62	.04

Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED INTERIM BALANCE SHEET

(unaudited)

	As at
	April 30 2004	Oct. 31 2003
	(millions of dollars)
Assets
Cash and non-interest-bearing deposits with other banks	$1,515	$1,468
Interest-bearing deposits with other banks	7,919	6,251

	9,434	7,719

Securities purchased under resale agreements	28,982	17,475

Securities
Investment	32,448	24,775
Trading	66,197	54,890

	98,645	79,665

Loans
Residential mortgages	51,997	52,566
Consumer instalment and other personal	48,224	43,185
Business and government	23,002	24,319

	123,223	120,070
Allowance for credit losses (Note 2)	(1,491)	(2,012)

Loans (net of allowance for credit losses)	121,732	118,058

Other
Customers' liability under acceptances	5,438	6,645
Trading derivatives' market revaluation	29,427	28,451
Intangible assets	2,438	2,737
Goodwill	2,336	2,263
Land, buildings and equipment	1,352	1,417
Other assets	12,521	9,102

	53,512	50,615

Total assets	$312,305	$273,532

Liabilities
Deposits
Personal	$110,313	$105,996
Banks	17,664	11,958
Business and government	83,563	64,926

	211,540	182,880

Other
Acceptances	5,438	6,645
Obligations related to securities sold short	16,568	15,346
Obligations related to securities sold under repurchase agreements	12,916	7,845
Trading derivatives' market revaluation	29,185	28,000
Other liabilities	15,943	12,568

	80,050	70,404

Subordinated notes and debentures (Note 4)	5,730	5,887

Non-controlling interest in subsidiaries	1,250	1,250

Contingent liabilities (Note 9)
Shareholders' equity
Capital stock (Note 5)
Preferred	1,526	1,535
Common (millions of shares issued and outstanding 655.3 in Q2, 2004 and 656.3 in Q4, 2003)	3,281	3,179
Contributed surplus	14	9
Foreign currency translation adjustments	16	(130)
Retained earnings	8,898	8,518

	13,735	13,111

Total liabilities and shareholders' equity	$312,305	$273,532

        Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

	For the three months ended		For the six months ended
	April 30 2004	April 30 2003	April 30 2004	April 30 2003
	(millions of dollars)
Cash flows from (used in) operating activities
Net income (loss)	$511	$(273)	$1,114	$74
Adjustments to determine net cash flows
Provision for (reversal of) credit losses	(192)	98	(296)	210
Restructuring costs (reversal)	(7)	93	(7)	93
Depreciation	73	74	141	148
Amortization of intangible assets	162	199	332	411
Goodwill impairment	—	624	—	624
Stock option expense	2	3	5	5
Net investment securities (gains) losses	(59)	23	(104)	18
Changes in operating assets and liabilities
Future income taxes	(50)	(32)	(73)	(153)
Current income taxes payable	(249)	176	(789)	414
Interest receivable and payable	(115)	(172)	10	122
Trading securities	5,516	1,324	(11,307)	(10,121)
Unrealized gains and amounts receivable on derivatives contracts	3,232	1,433	(976)	(3,159)
Unrealized losses and amounts payable on derivatives contracts	(2,598)	(4,094)	1,185	3,342
Other	674	3,292	820	1,387

Net cash from (used in) operating activities	6,900	2,768	(9,945)	(6,585)

Cash flows from (used in) financing activities
Deposits	5,925	5,595	28,660	22,643
Securities sold under repurchase agreements	(3,909)	7,650	5,071	13,458
Securities sold short	(3,502)	(938)	1,222	2,267
Issuance of subordinated notes and debentures	—	—	—	2
Repayment of subordinated notes and debentures	26	(57)	(122)	(84)
Subordinated notes and debentures (acquired) sold for trading purposes	8	—	(35)	—
Common shares issued on exercise of options	36	13	71	21
Common shares issued as a result of dividend reinvestment plan	11	70	87	133
Common shares (acquired) sold for trading purposes	70	—	(28)	—
Repurchase of common shares	(263)	—	(263)	—
Preferred shares (acquired) sold for trading purposes	4	—	(9)	—
Issuance of preferred shares	—	550	—	550
Redemption of preferred shares	—	(226)	—	(226)
Dividends paid on
— preferred shares	(21)	(22)	(42)	(45)
— common shares	(224)	(181)	(433)	(362)

Net cash from (used in) financing activities	(1,839)	12,454	34,179	38,357

Cash flows from (used in) investing activities
Interest-bearing deposits	(1,623)	1,856	(1,668)	(952)
Activity in investment securities
Purchases	(5,463)	(9,158)	(15,499)	(16,425)
Proceeds from maturities	1,238	1,299	1,929	3,217
Proceeds from sales	3,286	6,613	6,001	11,204
Activity from lending activities
Origination and acquisitions	(10,278)	(21,705)	(43,612)	(60,148)
Proceeds from maturities	6,673	20,054	36,068	57,142
Proceeds from sales	913	304	2,133	397
Proceeds from loan securitizations	1,137	1,326	2,033	2,655
Land, buildings and equipment	(65)	(20)	(76)	7
Securities purchased under resale agreements	(1,140)	(15,950)	(11,507)	(29,337)

Net cash from (used in) investing activities	(5,322)	(15,381)	(24,198)	(32,240)

Effect of exchange rate changes on cash and cash equivalents	7	(56)	11	(76)

Net changes in cash and cash equivalents	(254)	(215)	47	(544)
Cash and cash equivalents at beginning of period	1,769	1,573	1,468	1,902

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,515	$1,358	$1,515	$1,358

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,385	$1,394	$2,684	$2,940
Amount of income taxes paid during the period	331	162	1,155	128
Dividends per common share	$.34	$.28	$.66	$.56

        Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	For the six months ended
	April 30 2004	April 30 2003
	(millions of dollars)
Preferred shares
Balance at beginning of period	$1,535	$1,485
Translation adjustment on shares issued in a foreign currency	—	(23)
Proceeds from share issues	—	550
Share redemptions	—	(226)
Impact of shares (acquired) sold for trading purposes (Note 1 (c))	(9)	—

Balance at end of period	1,526	1,786

Common shares
Balance at beginning of period	3,179	2,846
Proceeds from shares issued on exercise of options	71	21
Proceeds from shares issued as a result of dividend reinvestment plan	87	133
Impact of shares (acquired) sold for trading purposes (Note 1 (c))	(28)	—
Repurchase of common shares (Note 5)	(28)	—

Balance at end of period	3,281	3,000

Contributed surplus
Balance at beginning of period	9	—
Stock option expense	5	5

Balance at end of period	14	5

Foreign currency translation adjustments
Balance at beginning of period	(130)	418
Foreign exchange gains (losses) from investments in subsidiaries and other items	491	(839)
Foreign exchange gains (losses) from hedging activities	(480)	800
(Provision for) benefit of income taxes	135	(243)

Balance at end of period	16	136

Retained earnings
Balance at beginning of period	8,518	8,292
Net income	1,114	74
Preferred dividends	(42)	(45)
Common dividends	(433)	(362)
Termination of equity based compensation plan	(24)	—
Premium paid on repurchase of common shares (Note 5)	(235)	—
Other	—	(6)

Balance at end of period	8,898	7,953

Total common equity	12,209	11,094

Total shareholders' equity	$13,735	$12,880

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

        These Consolidated Interim Financial Statements should be read in conjunction with the Bank's Consolidated Financial Statements for the year ended October 31, 2003. The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's Consolidated Financial Statements for the year ended October 31, 2003 except as discussed in Note 1. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1:    Changes in accounting policy

(a) Hedging relationships

        As of November 1, 2003, the Bank prospectively adopted the Canadian Institute of Chartered Accountants (CICA) accounting guideline on hedging relationships. This guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting, and the discontinuance of hedge accounting.

        The Bank's non-trading derivatives that have been designated in a hedging relationship have been considered effective under the guideline. However, ineffective hedging relationships and hedges not designated in a hedging relationship have been carried at fair value and will result in earnings volatility. The earnings impact of derivatives not qualifying for hedge accounting was a $30 million after-tax loss for the six months ended April 30, 2004.

        As a result of implementing the guideline, the Bank's credit default swap portfolio with a November 1, 2003 notional value of $4 billion no longer qualifies for hedge accounting and has been carried at fair value. The resulting transitional loss of $32 million has been deferred and will be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the original hedged item.

        Also, as of November 1, 2003, the Bank changed its accounting policy for interest rate commitments to account for them at fair value. The corresponding hedges of the interest rate commitments are also carried at fair value. The upfront commitment cost, net of pay offs, is deferred and amortized over the life of the underlying mortgage. The Bank does not expect any earnings volatility to result from this change in accounting policy.

(b)   Equity-linked deposit contracts

        As of November 1, 2003, the Bank prospectively adopted a new CICA accounting guideline on equity-linked deposit contracts. The guideline pertains to certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. As a result, the Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. A transition adjustment of $103 million was completely offset by the recognition of the fair value of derivatives used to hedge the derivative embedded in the equity-linked deposit contract. The Bank does not expect any future earnings volatility to result from this change in accounting policy, as the embedded derivatives are effectively hedged.

(c) Generally accepted accounting principles

        As of November 1, 2003, the Bank prospectively adopted a new CICA accounting standard on generally accepted accounting principles. The new accounting standard establishes standards for financial reporting and describes what constitutes Canadian generally accepted accounting principles and its sources. The standard also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The new accounting standard resulted in shares of the Bank held as economic hedges in the Bank's trading portfolio being reclassified from trading assets to a deduction from common equity. For the six months ended April 30, 2004, the Bank deducted $37 million from equity related to shares of the Bank held by Wholesale Banking. The effect of this change is not material to the Consolidated Interim Statement of Operations.

(d) Impairment of long-lived assets

        As of November 1, 2003, the Bank prospectively adopted the CICA accounting standard on impairment of long-lived assets. The new standard requires that impairment of long-lived assets be measured as the amount by which the asset's carrying value exceeds fair value. There was no impairment of the Bank's long-lived assets under the new standard.

Note 2:    Allowance for credit losses

        The Bank's allowance for credit losses at April 30, 2004 and April 30, 2003 is shown in the table below.

	April 30, 2004				April 30, 2003
	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
	(millions of dollars)
Balance at beginning of year	$487	$984	$541	$2,012	$1,074	$1,141	$1,285	$3,500
Provision for (reversal of) credit losses charged to the Consolidated Interim Statement of Operations	171	(67)	(400)	(296)	210	—	—	210
Transfer from sectoral to specific	3	—	(3)	—	406	—	(406)	—
Write-offs[1]	(391)	—	—	(391)	(367)	—	—	(367)
Recoveries	61	—	99	160	58	—	—	58
Other, including foreign exchange rate changes	15	—	(9)	6	(71)	—	(66)	(137)

Allowance for credit losses at end of period	$346	$917	$228	$1,491	$1,310	$1,141	$813	$3,264

1
For the six months ended April 30, 2004, there were no write-offs related to restructured loans (six months ended April 30, 2003 — $24 million).

Note 3:    Loan securitizations

        The following table summarizes the Bank's securitization activity for the three months ended April 30, 2004 and April 30, 2003. In most cases the Bank retained the responsibility for servicing the assets securitized.

	April 30, 2004			April 30, 2003
	Residential mortgage loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Credit card loans	Commercial mortgage loans[1]
	(millions of dollars)
Proceeds from new securitizations	$1,099	$1,500	$81	$1,361	$—	$22
Retained rights to future excess interest	32	27	1	23	—	—
Gain on sale, net of transaction fees and expenses[2]	23	25	2	10	—	—
Cash flows received on interests retained	35	—	2	17	—	—

1
The Bank retained the rights to future excess interest, subordinated tranches and a cash reserve account on all securitized commercial mortgages.

2
For residential mortgage loans and commercial mortgages, the gain on sale is before the effects of hedges on assets sold. This is not applicable for other assets.

        The key assumptions used to value the sold and retained interests are shown in the table below.

	April 30, 2004			April 30, 2003
	Residential mortgage loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Credit card loans	Commercial mortgage loans[1]
Prepayment rate[1]	20.0%	39.4%	—%	20.0%	—%	5.0%
Excess spread	.8	—	—	.7	—	—
Discount rate	4.6	4.4	4.7	6.7	—	4.8
Expected credit losses[2]	—	3.3	.06	—	—	.06

1
Represents monthly prepayment rate for credit card loans.

2
There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

        During the second quarter 2004, there were maturities of previously securitized loans and receivables of $1,543 million (Q2, 2003 — $57 million). As a result, the net proceeds from loan securitizations were $1,137 million (Q2, 2003 — $1,326 million).

Note 4:    Subordinated notes and debentures

        On December 15, 2003, the Bank repaid $150 million of 8.0% subordinated debentures that matured.

Note 5:    Capital stock

	April 30 2004	Oct. 31 2003
	(thousands of shares)
Preferred shares[1] issued by the Bank:
Class A — Series H	8,650	9,000
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Preferred shares issued by TD Mortgage Investment Corporation:
Series A	350	350

Common shares[2] — outstanding	655,309	656,261
Options to purchase common shares — outstanding	23,200	24,380

1
350 preferred shares held by Bank subsidiaries have been deducted from equity.

2
730 common shares held by Bank subsidiaries have been deducted from equity.

        On March 2, 2004, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 10 million common shares, representing approximately 1.5% of the Bank's outstanding common shares. A copy of the notice of the bid may be obtained, without charge by contacting the Shareholder Relations department as set out on page 3 of this report. During the second quarter 2004, 5.7 million shares were repurchased at a cost of $263 million.

        On May 3, 2004, the Bank redeemed and cancelled all the outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid dividends of $0.014589 per share for the three day period ended May 3, 2004.

        For the six months ended April 30, 2004, the Bank recognized a compensation expense of $5 million for stock option awards in the Consolidated Interim Statement of Operations. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free rate of 4.10%, expected option life of 5.0 years, expected volatility of 27.6% and expected dividend yield of 2.93%. During the six months ended April 30, 2004, 2.4 million of options were granted with a weighted average fair value of $9.26 per option.

Note 6:    Segmented information

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and six months ended April 30, 2004 and April 30, 2003 are presented in the following tables.

Results by business segment

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the three months ended	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003
	(millions of dollars)
Net interest income	$1,011	$999	$431	$368	$125	$95	$(83)	$(17)	$1,484	$1,445
Provision for (reversal of) credit losses	87	104	10	2	—	—	(289)	(8)	(192)	98
Other income	520	429	156	115	583	388	26	36	1,285	968
Non-interest expenses before amortization of intangibles	909	852	336	716	544	761	320	36	2,109	2,365

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	535	472	241	(235)	164	(278)	(88)	(9)	852	(50)
Provision for (benefit of) income taxes	178	166	74	(102)	58	21	(99)	(12)	211	73
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	23	23	23	23

Net income (loss) — before amortization of intangibles	$357	$306	$167	$(133)	$106	$(299)	$(12)	$(20)	$618	$(146)

Amortization of intangibles, net of income taxes									107	127

Net income (loss) — reported basis									$511	$(273)

Total assets (billions of dollars)
— balance sheet	$118.8	$113.7	$153.0	$168.5	$25.4	$20.0	$15.1	$19.4	$312.3	$321.6
— securitized	28.3	22.5	—	.2	—	—	(9.5)	(6.4)	18.8	16.3

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the six months ended	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003	Apr. 30 2004	Apr. 30 2003
	(millions of dollars)
Net interest income	$2,049	$2,031	$825	$661	$243	$201	$(157)	$(58)	$2,960	$2,835
Provision for (reversal of) credit losses	193	227	17	4	—	—	(506)	(21)	(296)	210
Other income	1,006	862	382	412	1,140	856	70	7	2,598	2,137
Non-interest expenses before amortization of intangibles	1,793	1,717	688	1,059	1,043	1,266	340	68	3,864	4,110

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,069	949	502	10	340	(209)	79	(98)	1,990	652
Provision for (benefit of) income taxes	353	334	154	(14)	119	52	(82)	(100)	544	272
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	46	46	46	46

Net income (loss) — before amortization of intangibles	$716	$615	$348	$24	$221	$(261)	$115	$(44)	$1,400	$334

Amortization of intangibles, net of income taxes									286	260

Net income — reported basis									$1,114	$74

1
The Wholesale Banking and Corporate segment results have been restated to reflect the transfer of the non-core lending portfolio to the Corporate segment.

2
The taxable equivalent basis adjustment is reflected in the Wholesale Banking segment's results and eliminated in the Corporate segment.

Note 7:    Acquisitions

        On April 1, 2004, the Bank acquired the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group. The impact of this acquisition is not material to the Bank.

Note 8:    Reconciliation of Canadian and United States generally accepted accounting principles

        The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).

        Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank's 2003 Annual Report with their impact detailed below.

Net Income (Loss)

	For the six months ended April 30
	2004	2003
	(millions of dollars)
Net income based on Canadian GAAP	$1,114	$74
Employee future benefits	(1)	(3)
Restructuring costs	—	(7)
Securitizations	(5)	(4)
Non-controlling interest in TD Mortgage Investment Corporation	(11)	(12)
Available for sale securities	2	79
Derivative instruments and hedging activities	(74)	17
Guarantees	(9)	(3)
Asset retirement obligations	(2)	—
Other	(4)	—

Net income based on U.S. GAAP	1,010	141
Preferred dividends	31	33

Net income applicable to common shares based on U.S. GAAP	$979	$108

Average number of common shares outstanding (millions)
Basic — U.S. GAAP	649.8	647.0
— Canadian GAAP	655.8	647.0

Diluted — U.S. GAAP	654.9	651.0
— Canadian GAAP	660.9	651.0

Basic earnings per common share — U.S. GAAP	$1.51	$.17
— Canadian GAAP	1.63	.04

Diluted earnings per common share — U.S. GAAP	$1.49	$.17
— Canadian GAAP	1.62	.04

Consolidated Interim Statement of Comprehensive Income (Loss)

	For the six months ended April 30
	2004	2003
	(millions of dollars)
Net income based on U.S. GAAP	$1,010	$141
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	10	74
Reclassification to earnings in respect of available for sale securities	4	(86)
Change in unrealized foreign currency translation gains and losses	146	(282)
Change in gains and losses on derivative instruments designated as cash flow hedges	(144)	5
Reclassification to earnings of gains and losses on cash flow hedges	27	35

Comprehensive income (loss)	$1,053	$(113)

Condensed Consolidated Interim Balance Sheet

	As at April 30
	2004			2003
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	(millions of dollars)
Assets
Cash resources and other	$9,434	$—	$9,434	$6,946	$—	$6,946
Securities purchased under resale	28,982	—	28,982	42,397	—	42,397
Securities	98,645	2,397	101,042	94,304	1,591	95,895
Loans (net)	121,732	9,318	131,050	122,371	5,553	127,924
Derivatives' market revaluation	29,427	2,025	31,452	28,898	3,737	32,635
Other assets	24,085	278	24,363	26,736	118	26,854

Total assets	$312,305	$14,018	$326,323	$321,652	$10,999	$332,651

Liabilities
Deposits	$211,540	$350	$211,890	$211,833	$—	$211,833
Derivatives' market revaluation	29,185	1,068	30,253	29,296	4,138	33,434
Other liabilities	50,865	3,209	54,074	62,132	803	62,935
Subordinated notes and other	5,730	9,486	15,216	4,261	5,613	9,874
Non-controlling interest	1,250	15	1,265	1,250	350	1,600

Total liabilities	298,570	14,128	312,698	308,772	10,904	319,676

Shareholders' equity
Preferred shares	1,526	(350)	1,176	1,786	(350)	1,436
Common shares	3,281	(204)	3,077	3,000	12	3,012
Contributed surplus	14	4	18	5	27	32
Foreign currency translation	16	28	44	136	(92)	44
Retained earnings	8,898	157	9,055	7,953	216	8,169
Accumulated other comprehensive income	—	255	255	—	282	282

Total shareholders' equity	13,735	(110)	13,625	12,880	95	12,975

Total liabilities and shareholders' equity	$312,305	$14,018	$326,323	$321,652	$10,999	$332,651

Consolidation of variable interest entities

        As of January 31, 2004, the Bank prospectively adopted the U.S. interpretation on the consolidation of variable interest entities (VIEs). The interpretation required the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them.

        As a result of this interpretation, the Bank consolidated $6 billion in assets as at April 30, 2004. This adjustment consisted of multi-seller conduits where the Bank assists clients in securitizing their financial assets through VIEs administered through the Bank. The Bank consolidated these VIEs given that it absorbs the majority of their expected losses through its provision of liquidity, credit enhancement and swap facilities as well as through the variability of certain fees received. The creditors have recourse to all the assets in the VIEs but not the general credit of the Bank. The net income impact of this adjustment was not significant.

        The Bank also holds significant variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these is a multi-seller conduit which the Bank created in fiscal 1999 with $2 billion of assets. While probability of loss is negligible, the Bank's maximum potential exposure to loss for this conduit is $2 billion as of April 30, 2004 (through sole provision of liquidity facilities only available in the event of a general market disruption). The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank's maximum exposure to the entity is limited to the $4 billion notional value of the specified assets sold.

Note 9:    Contingent liabilities

        During the second quarter 2004, the Bank added $300 million to its contingent litigation reserves. The Bank is a party to certain Enron-related actions. Several of these matters are in the early stages of litigation and given the size of the claims there is exposure to additional loss. The Bank will regularly assess its position as events progress. In addition, the Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related.

Note 10:    Future accounting changes

Consolidation of variable interest entities

        The Canadian Accounting Standards Board has issued proposed amendments to its guideline on the consolidation of variable interest entities (VIEs) in order to harmonize with a recently revised U.S. Financial Accounting Standards Board interpretation. The revised guideline is expected to be effective for the Bank in fiscal 2005. The following summarizes the Bank's assessment of the primary impact of adopting the revised guideline. Note 8, the Reconciliation of Canadian and U.S. generally accepted accounting principles provides details of the adoption of the U.S. interpretation.

Single-seller conduits

        The Bank will consolidate securitized bank-originated assets of $4 billion. The Bank continues to investigate restructuring alternatives for these assets.

Multi-seller conduits

        The Bank will consolidate third party originated assets of approximately $6 billion. The Bank continues to investigate restructuring alternatives for these third party originated assets.

Other financial transactions

        The Bank is also involved with other entities and/or structures such as investment vehicles and continues to assess the impact of the new guideline on these transactions.

Liabilities and equity

        The CICA issued amendments to its accounting standard on financial instruments — disclosure and presentation which are effective for the Bank in fiscal 2005. As a result of these amendments, the Bank will be required to classify its existing preferred shares and innovative Tier 1 capital as liabilities. The Bank's preferred dividends will therefore be reported as interest expense and earnings attributable to common shares will be unaffected. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Asset retirement obligations

        In 2003, the CICA issued an accounting standard on asset retirement obligations that is applicable to the Bank in fiscal 2005. The standard harmonizes Canadian GAAP with current U.S. GAAP and requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value.

Merchant banking accounting

        During 2003, the Canadian Accounting Standards Board amended its accounting standard on subsidiaries to disallow an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, beginning in fiscal 2005, the Bank will commence equity accounting for investments held within the merchant banking portfolio where it has significant influence. The Bank currently does not expect this change in accounting to result in a significant net income impact.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$312 billion in assets as at April 30, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
Neil Parmenter, Senior Manager, External Communications (416) 308-0836

Thursday, May 27, 2004

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

        TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of thirty-four cents (34¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2004, payable on and after July 31, 2004 to shareholders of record at the close of business on June 17, 2004.

        In lieu of receiving their dividends in cash, holders of Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

        Under the Plan, the Bank determines whether additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury with no discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

        Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of Bank common shares must contact their financial institution or broker to participate.

        In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on June 16, 2004. Beneficial or non-registered holders must contact their financial institution or broker in advance of this date for instructions on how to participate in time for this dividend.

        The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2004 to shareholders of record at the close of business on July 8, 2004:

  •
  Series I, in an amount per share of $0.01;

  •
  Series J, in an amount per share of $0.31875;

  •
  Series M, in an amount per share of $0.29375; and

  •
  Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-6367 Toll free 1-866-756-8936
Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

QuickLinks

FORM 6-K SIGNATURES
TD Bank Financial Group Delivers Another Strong Quarter
SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
CONSOLIDATED INTERIM BALANCE SHEET
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS